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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                 Schedule 14D-9

                      Solicitation/Recommendation Statement

                       Pursuant to Section 14(d)(4) of the

                         Securities Exchange Act of 1934


                    U.S. Realty Partners Limited Partnership
                            (Name of Subject Company)


                    U.S. Realty Partners Limited Partnership
                        (Name of Person Filing Statement)

                          Depositary Unit Certificates
                         (Title of Class of Securities)

                                      None
                      (CUSIP Number of Class of Securities)


                                  Patrick Foye
                            U.S. Realty I Corporation
                                55 Beattie Place
                        Greenville, South Carolina 29602
                                 (864) 239-1000

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications
                  on Behalf of the Person(s) filing Statement)


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1.   Security and Subject Company

     The name of the subject company is U.S. Realty Partners Limited Partnership, a South Carolina limited partnership (the "Partnership"), and the address of the principal executive offices of the Partnership is 55 Beattie Place, Greenville, South Carolina 29602. The title of the class of equity securities to which this statement relates is the depositary unit certificates ("Units") of the Partnership.

2.   Tender Offer of the Bidder

     This Statement relates to the tender offer of AIMCO Properties, L.P. (the "Purchaser"), to purchase up to 305,500 Units at a purchase price of $5.50 per Unit, less the amount of any distributions declared or made with respect to the Units between April 9, 1999 and May 6, 1999, pursuant to the terms and conditions of an Offer to Purchase dated April 9, 1999, and the related Letter of Transmittal (together, the "Offer"). The Offer is being made pursuant to a tender offer statement on Schedule 14D-1 dated April 9, 1999.

     The address of the Purchaser's executive offices is 1873 S. Bellaire Street, 17th Floor, Denver, Colorado 80222.

3.   Identity and Background

     (a) The name and business address of the Partnership, which is the person filing this Statement, are set forth in Item 1 above.

     (b) The Partnership's general partners are U.S. Realty I Corporation, a South Carolina corporation (the "General Partner") and N. Barton Tuck, Jr. The General Partner and the Purchaser are each controlled by Apartment Management and Investment Company ("AIMCO"), a Maryland real estate investment trust and a co-bidder in the Offer. Mr. Tuck is not affiliated with the Purchaser nor is he involved in the day to day operations of the Partnership.

     Certain Relationships. AIMCO owns 243,831 Units, representing 19.95% of the total number of Units. The Partnership's Agreement of Limited Partnership provides for certain payments to affiliates for services and as reimbursement of certain expenses incurred by affiliates on behalf of the Partnership. During the years ended December 31, 1998, 1997 and 1996, affiliates of the General Partner (which are also affiliates of the Purchaser) were entitled to receive 5% of gross receipts from all of the Partnership's residential properties for providing property management services. The Partnership paid to such affiliates $255,000, $292,000 and $289,000 for the years ended December 31, 1998, 1997 and
1996, respectively. In addition, an affiliate of the General Partner (which is also an affiliate of the Purchaser) received reimbursement of accountable administrative expenses amounting to approximately $117,000, $159,000 and $138,000 for the years ended December 31, 1998, 1997 and 1996, respectively. In


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addition,  an affiliate of the General  Partner  (who,  at the time,  was not an affiliate of the Purchaser) also received leasing commissions of $57,000 during the year ended December 31, 1997. No leasing commissions were paid to affiliates of the General Partner during the years ended December 31, 1998 and 1996.

4.   The Solicitation or Recommendation

     Because of the conflict of interest inherent in the fact that the General Partner is, as described above, an affiliate of the Purchaser, the Partnership is making no recommendation and is remaining neutral as to whether limited partners should tender their Units pursuant to the Offer. The Partnership does believe, however, that Limited Partners who desire to presently liquidate their interest in the Partnership for cash should tender their Units for the greatest purchase price available.

5.   Persons Retained, Employed or to be Compensated

     Neither the Partnership nor any person acting on its behalf has or currently intends to employ, retain or compensate any person or class of persons to make solicitations or recommendations to limited partners on its behalf concerning the Offer.

     6. Certain Negotiations and Transactions by the Subject Company

     (a) An affiliate of the General Partner has made the following acquisitions of Units in the past 60 days:

          (i) 92,314 Units were acquired on February 9, 1999 at $5.75 per Unit;

          (ii) 134,293 Units were acquired on March 3, 1999 at a purchase price of $5.50 per Unit; and

          (iii) 17,224 Units were acquired on March 16, 1999 at a purchase price of $5.75 per Unit.

Each  of  the  foregoing  purchases  were  made  through  privately   negotiated
transactions.

     (b) The 243,831 Units held by affiliates of the General Partner will not be tendered to the Purchaser pursuant to the Offer.



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7.   Certain Negotiations and Transactions with the Subject Company.

     (a)(1) None

     (a)(2) None

     (a)(3) The Purchaser is an affiliate of the General Partner.

     (a)(4) None

     (b) None

8.   Additional Information to be Furnished

     None.


9.   Material to be Filed as Exhibits

     The following Exhibits are filed herewith:

Exhibit (a) - Letter to Limited  Partners  from the  Partnership  dated April 9,
1999.

Exhibit (b) - None

Exhibit (c) - None


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                    U.S. REALTY PARTNERS LIMITED PARTNERSHIP

                                    By: U.S. Realty I Corporation
                                        General Partner


                                    By: /s/ Patrick Foye
                                        ----------------------------------------
                                            Executive Vice President


                                    Date: April 9, 1999


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